Search
Home My Network Jobs Messaging Notifications Me For Business Advertise

**Alex Wright-Gladst...**
CEO and founder of Sphere. Co-founder of Ayar Labs.
San Diego, California
Sphere (Our Sphere, Inc.)

Expand your network
Reactivate Premium: 50% Off

| | |
|---|---|
| Profile viewers | 899 |
| Post impressions | 1,817 |

**Alex Wright-Gladstein** · You
CEO and founder of Sphere. Co-founder of Ayar Labs.
7mo • Edited •

We are about to have our three year anniversary, and to celebrate we're opening Sphere's next investment round to our community (yes, you!) I am so proud of the success of my first company Ayar Labs, but there's one thing I wish I had done differently: I wish I had offered the opportunity to invest early on to the early believers in what we were building, not just professional investors who represent a small slice of the population.

So this time we're doing it differently: In a few days, you will be able to become an early shareholder of Sphere, like me, my colleagues, and the professional investors who have already backed us.

It feels especially appropriate this time around because none of what we have achieved so far at Sphere would have been possible without you, our community. Even before founding this company, I met people who were fighting for climate-friendly investment options everywhere - at their companies, in 529 college savings programs, and at their unions, to name a few. These are people who believe we shouldn't have to bet our future health and the health of our planet, to be able to retire with financial comfort or afford to send our kids through college.

You, early believers, helped us build Sphere, trusted us with your retirement savings, and spread the word. You've shared in our struggles (fossil fuel lobbyist pushback is powerful!) and our successes (sharing our cause with over 25M people through the virtual march to retire big oil !!)

You make up the beating heart of Sphere. As a thank you, we want to give you the opportunity to be an official part of the team.

Here are some details:

- How much: The minimum investment amount is $10 - we want anyone to be able to participate.
- Where: We're partnering with the leading community raise platform, WeFunder.
- When: In a few days.

The only catch: we're limiting the size of the round. That means there might not be enough room for everyone, so you'll have to move fast.

To be the first to get a heads-up and get all the details on how to join, sign up here: https://lnkd.in/d59N3AdP

We're honored to share this adventure with you.

Please note: investment involves risk. We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

**Community Round** · 4 pages


My biggest regret in founding a $500M+ startup

53 · 9 comments · 6 reposts

Reactions
+45

Like Comment Repost Send

4,258 impressions · View analytics

Add a comment...

Most relevant

**Xiaochen Sun** · 1st · 7mo
serial entrepreneur, technical leader, and investor
a pleasure getting to know you and having great conversations during your early days at #ayarlabs. Wishing you the best of luck in this important and exciting endeavor!
Like · 1 | Reply · 2 replies

See previous replies

**Xiaochen Sun** · 1st · 7mo
serial entrepreneur, technical leader, and investor
Just submitted a small investment reservation for my support of this great work of you!
Like | Reply

**Franco Borrello** · 1st · 7mo
Renewable Energy Engineer and Consultant | Climate-tech Entrepreneur...
Happy to witness your impressive growth, and thank you for your hard and impactful work! 🙌
Like · 1 | Reply · 1 reply

**Alex Wright-Gladstein** Author · 7mo
CEO and founder of Sphere. Co-founder of Ayar Labs.
Thank you Franco!
Like | Reply | 173 impressions

**Branden Andersen** · 1st · 7mo
Community Journalist in Newberg, Oregon
Love this idea! Sphere is doing some incredible work for the people, why not be funded BY the people?
Love · 1 | Reply · 1 reply

**Alex Wright-Gladstein** Author · 7mo
CEO and founder of Sphere. Co-founder of Ayar Labs.
Thanks Branden!
Like | Reply | 28 impressions

**Bita Diomande** · 1st · 7mo
Venture builder with a focus on early stage start-ups and SMEs in Africa
This is so cool! Happy to support
Love · 1 | Reply · 1 reply

**Alex Wright-Gladstein** Author · 7mo
CEO and founder of Sphere. Co-founder of Ayar Labs.
Thank you Bita!
Like | Reply | 56 impressions

Promoted

**Better Serve Your Clients**
Read Forrester TEI study which projects 299% ROI on Intuit Enterprise Suite
Angela & 43 other connections also follow Intuit

**Save time on payroll**
Automate HR, payroll, and benefits with Gusto. Start your free trial today!
Joe & 32 other connections also follow Gusto

About Accessibility Help Center
Privacy & Terms Ad Choices
Advertising Business Services
Get the LinkedIn app More

LinkedIn Corporation © 2025

Messaging
Page inboxes